

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Shawn Leland, Pharm.D., R.Ph.
Chief Executive Officer
Elevation Oncology, Inc.
888 Seventh Ave., 12th Floor
New York, NY 10106

      Re: **Elevation Oncology, Inc.**
             Registration Statement on Form S-1, as amended
             Exhibit Nos. 10.5, 10.6, 10.7 and 10.11
             Filed June 4, 2021
             File No. 333-256787

Dear Dr. Leland:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                            Sincerely,

                            Division of Corporation Finance